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02022970

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 28 2002
WASH. D.C.
180

SEC FILE NUMBER
8-32838

FV 8-30-02

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07-01-2001 (MM/DD/YY) AND ENDING 06-30-2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PERSONALIZED INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PLAZA WEST BUILDING, SUITE 1030, 415 NORTH MCKINLEY
(No. and Street)

LITTLE ROCK	ARKANSAS	72205
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALLEN T. BRILLHART (501) 663-1719
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERWIN & COMPANY, P.A.
(Name — *if individual, state last, first, middle name*)

6311 RANCH DRIVE	LITTLE ROCK	ARKANSAS	72223
(Address)	(City)	(State)	(Zip Code)

PROCESSED
SEP 11 2002
THOMSON
FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ALLEN T. BRILLHART, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PERSONALIZED INVESTMENTS, INC., as of JUNE 30, [illegible]2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

==N/A==

HELEN F. DUKE
MY COMM. EXP.
NOTARY
PUBLIC
09-01-11
PULASKI CO., ARKANSAS

Signature

PRESIDENT
Title

Helen F. Duke
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of [illegible] CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity [illegible]
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PERSONALIZED FINANCIAL PLANNING, INC.

Consolidated Financial Statements
Year ended June 30, 2002

Together With Independent Auditors' Report

ERWIN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

6311 Ranch Drive
Little Rock, AR 72223
(501) 868-7486
(501) 868-7750 (Fax)

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Personalized Financial Planning, Inc.

We have audited the accompanying consolidated statement of financial condition of Personalized Financial Planning, Inc. as of June 30, 2002, and the related consolidated statements of income (loss) and comprehensive income (loss), stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Personalized Financial Planning, Inc. as of June 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 5 and 6 to the consolidated financial statements, the Company's preferred shareholders may, at their option and upon thirty days written notice, require the Company to redeem all or any part of the preferred stock such shareholder holds at any time after the end of eight years from the date of issue for an amount equal to $2,000 per share plus any unpaid cumulative preferred dividends. Cumulative dividends in arrears on preferred stock were $116,160 at June 30, 2002. Such shares became eligible for redemption between September 1992 and August 1993, subject to limitations and restrictions of the Arkansas Business Corporation Act of 1965. This Act effectively prohibits any significant redemptions based on the Company's financial condition as of June 30, 2002 and may limit the amount of preferred stock the Company is required to redeem in the future. The amount of outstanding preferred stock that may ultimately be subjected to redemption and the Company's ability to effect those redemptions, if any, cannot presently be determined. Accordingly, the accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 7 to the consolidated financial statements, an error resulting in an understatement of the cash surrender value of a life insurance policy purchased in 1996 was discovered by management of the Company during the current year. Accordingly, the consolidated financial statements as of June 30, 2001 and for the year then ended have been restated and an adjustment has been made to accumulated deficit as of July 1, 2001 to correct the error.

Erwin & Company

Little Rock, Arkansas
August 16, 2002

PERSONALIZED FINANCIAL PLANNING, INC.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

June 30, 2002

ASSETS

Cash and cash equivalents	$ 31,290
Marketable securities owned, at market value	31,873
Nonmarketable securities owned, at estimated fair value	3,300
Prepaid expenses	455
Income taxes refundable	18,016
Furniture and fixtures, at cost, less accumulated depreciation of $79,375	9,216
Cash value of life insurance, net of policy loan of $25,000	24,946
	$119,096

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Deferred income taxes	$ 680
Accrued expenses	17,342
Total liabilities	18,022
Stockholders' equity:	
Preferred stock, 12% cumulative, $1,000 par value: 100 shares authorized; 88 shares issued and outstanding	88,000
Common stock, $1 par value: 10,000 shares authorized; 1,000 shares issued and outstanding	1,000
Contributed capital	42,894
Accumulated deficit	(30,820)
Total stockholders' equity	101,074
	$119,096

See accompanying notes

PERSONALIZED FINANCIAL PLANNING, INC.

CONSOLIDATED STATEMENT OF INCOME (LOSS)
AND COMPREHENSIVE INCOME (LOSS)

For the year ended June 30, 2002

REVENUE:	
Commissions and fees	$399,649
Investment income (loss)	(6,135)
Other	18
Total revenue	393,532
EXPENSES:	
Compensation and related expenses	304,986
Office and occupancy	39,712
Regulatory and professional fees	14,860
Insurance	11,361
Dues and subscriptions	12,690
Telephone and utilities	9,201
Depreciation	5,248
Directors fees	3,624
Travel	3,047
Advertising	1,979
Interest	1,299
Other	18,058
Total expenses	426,065
Loss before income taxes	(32,533)
Income tax benefit	5,994
Net loss	(26,539)
Other comprehensive income:	
Unrealized holding gains on marketable securities available-for-sale, net of deferred taxes of $130	518
Less reclassification adjustment for losses included in income, net of deferred taxes of $46	(182)
Total other comprehensive income	336
Comprehensive income (loss)	$ (26,203)

See accompanying notes

PERSONALIZED FINANCIAL PLANNING, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

For the year ended June 30, 2002

	Preferred Stock	Common Stock	Contributed Capital
Balance - July 1, 2001, as previously reported	$88,000	$1,000	$42,894
Prior period adjustment - Error in recording the 1996 purchase of a life insurance policy and subsequent quarterly premium payments and increase in cash surrender value (Note 7)			
Balance - July 1, 2001, as restated	88,000	1,000	42,894
Comprehensive income (loss)			
Balance - June 30, 2002	$88,000	$1,000	$42,894

See accompanying notes

Accumulated Deficit	Accumulated Other Comprehensive Loss	Total
$(38,124)	$(336)	$ 93,434
33,843		33,843
(4,281)	(336)	127,277
(26,539)	336	(26,203)
$(30,820)	$ -0-	$101,074

PERSONALIZED FINANCIAL PLANNING, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended June 30, 2002

Cash flows from operating activities:	
Net loss	$(26,539)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	5,248
Deferred tax provision	(1,220)
Net unrealized losses on trading securities	5,595
Net realized losses on sales of securities - trading	887
Net realized losses on sales of securities - available-for-sale	228
Increase in prepaid expenses	(455)
Increase in income taxes refundable	(18,210)
Increase in accrued expenses	15,997
Net cash used by operating activities	(18,469)
Cash flows from investing activities:	
Proceeds from sale of marketable securities - trading	24,810
Proceeds from sale of marketable securities - available-for-sale	9,055
Purchase of marketable securities - trading	(24,658)
Purchase of marketable securities - available-for-sale	(5,000)
Purchase of furniture and fixtures	(1,386)
Net increase in cash value of life insurance	(16,103)
Net cash used by investing activities	(13,282)
Cash flows from financing activities:	
Proceeds from life insurance policy loan	25,000
Net decrease in cash and cash equivalents	(6,751)
Cash and cash equivalents:	
Beginning of year	38,041
End of year	$ 31,290
Supplemental cash flow information:	
Cash paid for income taxes	$ 13,048
Cash paid for interest	-0-

See accompanying notes

PERSONALIZED FINANCIAL PLANNING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2002

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization and nature of business -

Personalized Financial Planning, Inc. (the Company), an Arkansas corporation, was incorporated on April 10, 1984. Upon approval by the Securities and Exchange Commission on August 3, 1984, the Company commenced business as a registered investment adviser, serving clients located predominately in Arkansas.

Principles of consolidation -

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Personalized Investments, Inc. (Personalized Investments), a securities broker-dealer registered with the National Association of Securities Dealers, Inc., serving clients located predominately in Arkansas. All significant intercompany transactions have been eliminated.

Use of estimates -

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents -

The Company considers cash on hand and on deposit at financial institutions, as well as money market funds which are available on demand as cash and cash equivalents.

Marketable securities owned -

Marketable securities owned by Personalized Investments consist principally of publicly traded mutual funds and are classified in the accompanying consolidated statement of financial position as trading securities. Trading securities are carried at market value based on quoted market prices. Unrealized gains and losses are included in the determination of income. Realized gains and losses are determined using the specific identification method.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Marketable securities owned by the Company consist of publicly traded mutual funds and are classified in the accompanying consolidated statement of financial position as available-for-sale. Securities classified as available-for-sale are carried at market value based on quoted market prices. Unrealized gains and losses, net of deferred taxes, are reported as increases or decreases in accumulated other comprehensive income (loss), a separate component of stockholders' equity. Realized gains and losses are determined using the specific identification method. There were no securities classified as available-for-sale at June 30, 2002.

Securities transactions are recorded in the accounts on the settlement date (generally three business days after trade date) with related commission income and expenses recorded on a trade date basis.

Nonmarketable securities owned -

Nonmarketable securities owned consist of private placement issues and are carried at cost which, in management's opinion, approximates estimated fair value.

Furniture and fixtures -

Furniture and fixtures are recorded at cost. Depreciation is provided on a straight-line basis over estimated lives of five and seven years.

Income taxes -

The Company provides for the expected future tax consequences of events that have been included in the financial statements or tax returns in different reporting periods. Deferred tax liabilities and assets are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which differences are expected to reverse.

The principal temporary differences resulting in deferred income taxes are due to recognition for financial reporting purposes of unrealized gains and losses on trading securities in different periods than for income tax purposes and from use of different methods and lives for recording depreciation of furniture and fixtures.

The Company files a consolidated tax return with Personalized Investments which reflects a net taxable loss for the year ended June 30, 2002.

(2) MARKETABLE SECURITIES OWNED:

Marketable securities owned as of June 30, 2002 consist of the following:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Trading:				
Publicly traded mutual funds	$35,714	$ -0-	$3,841	$31,873

(3) CASH VALUE OF LIFE INSURANCE:

The Company is the owner of an insurance policy on the life of the Company's President. Under an assignment executed by the Company and the beneficiary, the proceeds of the policy, upon the death of the insured, will be paid to the Company to the extent of the premiums paid to date, less any outstanding notes payable. All remaining proceeds of the policy will paid to the beneficiary.

At June 30, 2002, the cash surrender value of the policy serves as collateral for a $25,000, 8% note payable to the insurance company.

(4) INCOME TAXES:

The net deferred tax liability at June 30, 2002 consists of the following:

Deferred tax assets:	
State	$ 230
Federal	542
	772
Deferred tax liabilities:	
State	433
Federal	1,019
	1,452
Net deferred tax liability	$ 680

(4) INCOME TAXES (continued):

The income tax provision (benefit) consists of the following:

Current:	
State	$ 3
Federal	(4,777)
	(4,774)
Deferred:	
State	(364)
Federal	(856)
	(1,220)
	$(5,994)

The difference between the income tax provision included in the accompanying consolidated statement of income (loss) and comprehensive income (loss) and the provision based on the statutory federal rate applied to pre-tax income (loss) is due primarily to non-deductible expenses, state income taxes and the effect of graduated rates.

(5) PREFERRED STOCK:

The Company, at the option of the Board of Directors, may redeem all or any part of the 88 shares of preferred stock outstanding by paying for each share, in cash, the sum of: the redemption price of $1,000; 9% of the redemption price per annum from date of issue to date of redemption; and all cumulative unpaid dividends at 12% for each share of preferred stock to be redeemed.

Each shareholder of preferred stock has the option to require the Company to redeem all or any part of the preferred stock such shareholder holds, at any time after the end of eight years from the date of issue, for an amount equal to $2,000 per share, plus all cumulative preferred dividends which are in arrears. Such shares were issued between September 1984 and August 1985.

In December 2000, the Company offered certain preferred shareholders the opportunity to redeem each share of their preferred stock for $2,000 per share. As a result of the offer, the Company redeemed 50 shares of preferred stock for $100,000. All shares redeemed were subsequently retired. All dividends in arrears on the retired shares were forfeited by the stockholders who accepted the offer.

At June 30, 2002, cumulative dividends in arrears on preferred stock, computed at the stated rate of 12%, totaled $116,160, or $1,320 per share.

(6) UNCERTAINTY:

As discussed in Note 5, the Company's preferred shareholders may, at their option and upon thirty days written notice, require the Company to redeem all or any part of the preferred stock such shareholder holds at any time after the end of eight years from the date of issue for an amount equal to $2,000 per share, plus any unpaid cumulative preferred dividends. Such shares became eligible for redemption between September 1992 and August 1993 subject to limitations and restrictions of the Arkansas Business Corporation Act of 1965 (the Act). This Act effectively prohibits any significant redemptions based on the Company's financial condition as of June 30, 2002 and may limit the amount of preferred stock the Company is required to redeem in the future.

As of June 30, 2002, the amount of outstanding preferred stock that may ultimately be subjected to redemption and the Company's ability to effect those redemptions, if any, cannot presently be determined.

(7) PRIOR PERIOD ADJUSTMENT:

Accumulated deficit at the beginning of the year has been adjusted to correct an error in recording the 1996 purchase of a life insurance policy and subsequent quarterly premium payments and increases in cash surrender value. Had the error not been made, net loss for the year ended June 30, 2001 would have been decreased by $13,824 ($13.82 per common share), with no effect on income taxes.

(8) REGULATORY MATTERS:

The Company's wholly-owned subsidiary, Personalized Investments, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2002, Personalized Investments met all capital and ratio requirements to which it is subject.

(9) CLIENT INVESTMENTS:

As of June 30, 2002, the Company exercised custodial powers as an advisor over approximately $14,700,000 of client investments valued at market. Since these investments are not assets of the Company, they are not included in the accompanying consolidated statement of financial condition.

(10) LEASES:

The Company leases office space under non-cancelable operating leases requiring monthly payments of $2,242. Rent expense under these and other leases, including month-to-month leases, totaled $28,091 and is included in office and occupancy expense in the accompanying consolidated statement of income (loss) and comprehensive income (loss).

As of June 30, 2002, minimum future lease payments are as follows:

2003	$28,022
2004	15,041
	$43,063